

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2022

Michael Gearhardt
Chief Financial Officer
Recharge Acquisition Corp.
1900 Main Street, Suite 201
Sarasota, Florida 34236

      Re: Recharge Acquisition Corp.
           Form 10-K for the fiscal year ended December 31, 2021
           Filed March 31, 2022
           File No. 001-39578

Dear Mr. Gearhardt:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Real Estate & Construction